Volaris Reports December 2022 Traffic Results:

17% YoY demand growth with an 85% Load Factor

Mexico City, Mexico, January 5, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its December 2022 preliminary traffic results.

In December 2022, Volaris’ capacity (measured in ASMs) increased by 18.5% year-over-year, while demand (measured in RPMs) increased by 16.9%; the result was a load factor of 84.7% (-1.2pp YoY). Volaris transported 2.9 million passengers during the month, a 13.9% increase compared to December 2021. Demand in the domestic Mexican and international markets increased by 13.3% and 26.1%, respectively. For the full year of 2022, Volaris’ capacity increased 25.6%, 0.6pp ahead of the Company’s capacity guidance, with the load factor expanding 0.9pp YoY to 85.6%.

Enrique Beltranena, Volaris’ President and CEO said: “Traffic in December was solid, and booking curves remain resilient.  We continue to expect that passenger growth will be in line with our planned capacity growth.  At the end of the month, Volaris was affected by Winter Storm Elliott, which resulted in a three-day disruption to operations.  However, as a result of hard work by the Volaris team, the Company was able to quickly recover to full operations and respond promptly to all impacted customers. While such disruptions can be challenging, I want to thank the Volaris Ambassadors for their extra effort throughout the holiday season to ensure that our passengers were well cared for.”

	Dec 2022	Dec 2021	Variance	YTD Dec 2022	YTD Dec 2021	Variance
RPMs (million, scheduled & charter)
Domestic	2,034	1,795	13.3%	21,623	17,470	23.8%
International	861	683	26.1%	8,569	6,332	35.4%
Total	2,895	2,478	16.9%	30,191	23,802	26.8%
ASMs (million, scheduled & charter)
Domestic	2,385	2,017	18.2%	24,604	20,099	22.4%
International	1,034	868	19.1%	10,676	7,997	33.5%
Total	3,419	2,885	18.5%	35,281	28,097	25.6%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	85.3%	89.0%	(3.7) pp	87.9%	86.9%	1.0 pp
International	83.3%	78.7%	4.6 pp	80.3%	79.2%	1.1 pp
Total	84.7%	85.9%	(1.2) pp	85.6%	84.7%	0.9 pp
Passengers (thousand, scheduled & charter)
Domestic	2,342	2,094	11.9%	25,043	19,836	26.3%
International	606	495	22.5%	6,007	4,569	31.5%
Total	2,949	2,589	13.9%	31,051	24,405	27.2%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	3.26	2.51	29.9%	3.82	2.26	69.0%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 200 and its fleet from 4 to 117 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for thirteen consecutive years. For more information, please visit

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com